FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, January 31, 2014

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication, that on its Board of Directors which was held on January 30 2014, the following modifications to the organization’s structure were approved due to the growth the Group has been developing during several years:

  Mr. Juan Manuel Lambarri Hierro, was appointed as Corporate Engineering and Construction Officer;
  Mr. Rolando Martín Ponce Vergara, was appointed as Corporate Real Estate Officer;
  Mr. Jaime Roberto Dasso Botto, was appointed as Corporate Technical Services Officer;
  Mr. Antonio Rodríguez Canales, was appointed as Corporate Investment Officer;
  Mr. Renato Rojas Balta, was appointed as Chief Executive Officer of GyM S.A.;
  Mr. Reynaldo Llosa Martinto, was appointed as representative of the Chief Executive Officer of GMP S.A.;
  Mr. Hugo González Castañeda, was appointed as Chief Executive Officer of GMD S.A.;
  Mr. Walter Silva Santisteban Requejo, was appointed as Executive President of GMI S.A.;
  Mr. Eduardo Villacorta Lucchesi, was appointed ad Chief Executive Officer of GMI S.A.; and
  Mr. Víctor Cuadros Antúnez de Mayolo, was appointed as International Director of Engineering and Construction

Sincerely,

____________________

/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative